UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
525 William Penn Place
Suite 3300
Pittsburgh, Pennsylvania 15219

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants of
Kennametal Thrift Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP
We have served as the Plan's auditor since 2019.
Pittsburgh, Pennsylvania
June 16, 2020

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
INVESTMENTS
Plan interest in the Kennametal Inc. Master Trust investments, at fair value	$537,008,304	$465,587,759
Plan interest in the Kennametal Inc. Master Trust fully benefit-responsive investment contracts, at contract value	76,893,758	84,150,675
Total plan interest in the Kennametal Inc. Master Trust	613,902,062	549,738,434
RECEIVABLES
Notes receivable from participants	10,506,598	11,393,189
TOTAL ASSETS	624,408,660	561,131,623

LIABILITIES
Accrued expenses	$—	$12,965

NET ASSETS AVAILABLE FOR BENEFITS	$624,408,660	$561,118,658

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Plan interest in the Kennametal Inc. Master Trust investment income	$102,059,566
Interest income on notes receivable from participants	630,808
Contributions:
Participant	19,175,744
Employer	12,651,016
Rollover	2,673,584
Total contributions	34,500,344
Total additions	137,190,718
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	73,238,837
Administrative fees	661,879
Total deductions	73,900,716
NET INCREASE	63,290,002
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	561,118,658
End of year	$624,408,660
The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
NOTE 1—DESCRIPTION OF PLAN
The following description of Kennametal Thrift Plus Plan, as amended (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
GENERAL – The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly, and union employees of Kennametal Inc. and certain of its business entities and business units (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for employee after-tax and Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor.
Fidelity Management Trust Company (FMTC) serves as trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record keeper. The trustee has overall responsibility for the custody, safekeeping, and investment of the Plan assets that it holds. Trust investments in Kennametal Inc. capital stock are made via the stock fund.
ELIGIBILITY – All regular U.S. non-union employees and union employees in a bargaining unit that was negotiated for participation in the Plan become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, Company contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants (excluding where applicable, earnings on Roth contributions).
VESTING – Employee contributions are fully vested. Effective January 1, 2017, all Company contributions immediately vest as of the participant's employment date. At December 31, 2019 and 2018, forfeited nonvested accounts totaled $380,342 and $352,258, respectively. These amounts will be used to reduce future Company contributions. Company contributions were reduced by approximately $189,000 from forfeited nonvested accounts in 2019.
PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions and the Company's contributions, as well as allocations of the Plan's income (loss). Fixed administrative fees are deducted quarterly from the participants' accounts. The benefit to which a participant is entitled is the balance of the participant's vested account.
CONTRIBUTIONS – The Plan allows participants to elect a contribution rate (either pre-tax, Roth, after-tax, or a combination) of 1% to 50% of the employee's eligible wages as defined in the Plan agreement. Newly hired employees are automatically enrolled at 3%. Participants who are age 50 or older and who have met or will meet the annual Internal Revenue Service (IRS) limit under the law or the Plan are eligible to make catch-up contributions. Under the Plan, the Company has the discretion to make any of its contributions in Kennametal Inc. capital stock.
The Plan provides for Company matching contributions of 100% of employee contributions, up to 6% of compensation.

The participants can elect to have their contributions (pre-tax, Roth, after-tax, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. During 2019, Company matching contributions were invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.
Prior to July 1, 2019, the Company was permitted to make a discretionary contribution under the Plan. Discretionary contributions were determined by the Board of Directors of the Company and were based on a percentage of compensation (not to exceed 3%). During 2019, the Company did not make a discretionary contribution, and effective July 1, 2019, the Company's ability to make discretionary contributions under the Plan was terminated.
DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death are payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal Inc. capital stock plus cash for fractional shares, a cash lump-sum, or periodic payments for a period not to extend beyond the life (or life expectancy) of the participant or the joint lives (or life expectancy) of the participant and his or her designated beneficiary. If a participant's vested interest in his or her account exceeds $1,000, a participant may elect to receive distributions as either lump sum or as periodic distributions as more fully described in the Plan document.
In addition, while still employed, participants may withdraw certain employee contributions or rollover contributions at any time. Participants over the age of 59.5 may withdraw their vested balance at any time. Vested contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons. See also Note 11.
NOTES RECEIVABLE FROM PARTICIPANTS – The minimum loan amount available under the Plan is $1,000 and the maximum loan amount is the lesser of 50% of the participant's total vested account balance or $50,000. The maximum term permissible for a loan made under the Plan is 5 years for a general-purpose loan and longer for a residential loan as determined by the Plan administrator (defined as 30 years in the Summary Plan Document (SPD)). Principal and interest of any loan made under the Plan are paid ratably through payroll deductions. Interest rates on notes receivable from participants ranged from 4.25% to 10.00% at December 31, 2019 and 2018. Interest rates charged on notes receivable to participants are based on generally prevailing market conditions at the time the note is issued. Notes receivable from participants outstanding at December 31, 2019 have maturity dates ranging from 2020 to 2049. See also Note 11.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared on the accrual basis of accounting.
USE OF ESTIMATES – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – The Plan holds a divided interest in the net assets of the Kennametal Inc. Master Trust (Master Trust) as of December 31, 2019 and 2018. The Master Trust investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Compliance Committee (the Committee) determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Gains and losses on securities sold or redeemed are determined on the basis of average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in the Master Trust investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year and interest and dividends.
NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded in the period earned. Related fees are recorded as administrative fees and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant's loan to be in default, the participant's loan balance is reduced and a benefit payment is recorded as a loan default deemed distribution.
PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants/beneficiaries.
PLAN EXPENSES – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Record keeping fees are charged equally to each participant and are classified as administrative fees on the statement of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative fees in the accompanying statement of changes in net assets available for benefits. Investment-related expenses are included in the Plan's interest in the Master Trust investment income.
RECENT ACCOUNTING PRONOUNCEMENTS - In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13 Fair Value Measurement (ASU 2018-13), which updates the disclosure requirements on fair value measurements, particularly surrounding disclosures related to the transfer between levels of the fair value hierarchy. This standard will be effective for plan years beginning after December 15, 2019. The Plan is currently evaluating the impact of the adoption of ASU 2018-13 on its financial statements.
NOTE 3 – INVESTMENT IN MASTER TRUST
All of the Plan’s investments are held in the Master Trust, which was established to invest in certain investment securities on behalf of the Kennametal Savings Plan and the Plan, which, together, make up the Kennametal Inc. Program. The Master Trust offers mutual funds, common/collective trusts, Kennametal Inc. capital stock, a stable value fund and a self-directed brokerage account as investment options. Only participants participating in the Plan are permitted to invest in Kennametal Inc. capital stock. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on the account balances of the respective plan's participants and their elected investment funds. Additions and deductions to the Master Trust are allocated between the participating plans by assigning to each such plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that are specifically attributable to such plan and by allocating between such plans, based on the respective plan’s asset allocation and fair value, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investments held by the Master Trust and the Plan at December 31 are summarized as follows:

	2019		2018
	Master Trust Balances	Plan's Divided Interest in Master Trust Balances	Master Trust Balances	Plan's Divided Interest in Master Trust Balances
Investments valued at net asset value (NAV):
Common/Collective trusts	$240,971,145	$236,184,330	$209,474,718	$204,631,021
Investments at fair value:
Mutual funds	267,680,716	264,886,754	226,254,474	223,244,245
Kennametal Inc. capital stock	29,488,313	29,488,313	30,919,246	30,919,246
Self-directed brokerage account	6,448,909	6,448,907	6,793,250	6,793,247
Total investments at fair value	544,589,083	537,008,304	473,441,688	465,587,759
Investments at contract value:
Stable Value Fund	82,660,293	76,893,758	90,527,987	84,150,675
Total investments	$627,249,376	$613,902,062	$563,969,675	$549,738,434
The Master Trust had no other assets or liabilities at December 31, 2019 and 2018.
Investment income attributable to the Master Trust for the year ended December 31, 2019 was as follows:

Net appreciation in fair value of investments	$91,712,795
Interest and dividends	12,028,837
Total investment income	$103,741,632
NOTE 4 – FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical unrestricted assets or liabilities in active markets.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Mutual Funds -
Valued at the daily closing price as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.
Kennametal Inc. Capital Stock -
Valued at the closing price reported on the active market on which the individual securities are traded.
Common/Collective Trusts -
Investments in common/collective trusts are valued using NAV of units of a bank collective trust. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the collective trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2019 and 2018, and have a nominal redemption period.
Self-Directed Brokerage Account -
The following investment types of the self-directed brokerage account are valued as follows:
Common Stock and Preferred Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual and Government Bond Funds - Valued at the daily closing price as reported by the fund.
Cash and Cash Equivalents - Value approximates fair value due to the short term of this investment.
Units in Trust - Valued at the quoted NAV at year end.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$267,680,716	$—	$—	$267,680,716
Kennametal Inc. capital stock	29,488,313	—	—	29,488,313
Self-directed brokerage account:
Common and preferred stocks	2,616,022	—	—	2,616,022
Cash and cash equivalents	1,974,400	—	—	1,974,400
Units in trust	1,309,394	—	—	1,309,394
Mutual funds	549,093	—	—	549,093
Total investments in the fair value hierarchy	$303,617,938	$—	$—	$303,617,938
Investments measured at NAV (1)				240,971,145
Investments, at fair value				$544,589,083
The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$226,254,474	$—	$—	$226,254,474
Kennametal Inc. capital stock	30,919,246	—	—	30,919,246
Self-directed brokerage account:
Common and preferred stocks	2,846,410	—	—	2,846,410
Cash and cash equivalents	2,340,437	—	—	2,340,437
Units in trust	1,199,089	—	—	1,199,089
Mutual funds	392,314	—	—	392,314
Government bond funds	15,000			15,000
Total investments in the fair value hierarchy	$263,966,970	$—	$—	$263,966,970
Investments measured at NAV (1)				209,474,718
Investments, at fair value				$473,441,688
(1) In accordance with FASB ASC 820 Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques might require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no significant transfers between levels during 2019 or 2018.

NOTE 5 – STABLE VALUE FUND
The Master Trust has a fully benefit-responsive guaranteed investment contract (stable value fund) with Invesco Trust Company (Invesco), in which participants in the Plan own an interest. The stable value fund holds a portfolio of synthetic guaranteed investment contracts, and the Plan owns the underlying assets of the synthetic guaranteed investment contracts. Invesco maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative fees. The synthetic guaranteed investment contracts within the stable value fund with Invesco are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rate is based on a formula agreed upon with the contract issuer, but it may not be less than 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Such interest rates are reviewed on a quarterly basis for resetting. The synthetic guaranteed investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.
This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because that is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Master Trust or Plan documents (including complete or partial Plan termination or merger with another plan that does not participate in the Master Trust arrangement), (2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. The Plan administrator believes that any events that would limit the Master Trust’s or Plan’s ability to transact at contract value with participants are probable of not occurring.
In addition, the occurrence of certain events will permit the Company to terminate the contract with the Master Trust and Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

NOTE 6 – TAX STATUS
The IRS has determined and informed the Plan sponsor by a letter dated December 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable regulations of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2016.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contributions.
NOTE 8 – RISKS AND UNCERTAINTIES
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
At December 31, 2019 and 2018, the Master Trust had investments of $82,660,293 and $90,527,987, respectively, that were concentrated in one investment fund that constituted greater than 10% of the Master Trust’s total net assets.
NOTE 9 – RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plan are managed by Fidelity Investments, an affiliate of FIIOC and FMTC and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 799,248 and 928,964 shares of Kennametal Inc. capital stock, or $29,488,313 and $30,919,246 in Kennametal Inc. capital stock at December 31, 2019 and 2018, respectively. As a result, transactions related to this investment qualify as party-in-interest transactions.
Dividends received on Kennametal Inc. capital stock were $706,907 and $728,090 for 2019 and 2018, respectively. During 2019, the Plan purchased 203,597 shares of Kennametal Inc. capital stock for an aggregate cost of $10.2 million and sold 354,704 shares of Kennametal Inc. capital stock for proceeds of $12.3 million. During 2018, the Plan purchased 242,835 shares of Kennametal Inc. capital stock for an aggregate cost of $9.5 million and sold 250,961 shares of Kennametal Inc. capital stock for proceeds of $10.4 million.

NOTE 10 – DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2018, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions for the year ended December 31, 2018, which totaled $1,928, and the lost earnings from these late remittances, were corrected and allocated to Plan participants during the year ended December 31, 2019. Untimely remittances identified on the Schedule of Delinquent Participant Contributions for the year ended December 31, 2019, which totaled $1,657, are expected to be corrected during 2020. The lost earnings from these late remittances are not significant and are also expected to be allocated to Plan participants in 2020.
NOTE 11 – SUBSEQUENT EVENTS
The Plan’s management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2019 prior to the issuance of the Plan’s financial statements and concluded that no subsequent events occurred that would require recognition or disclosure in the Plan’s financial statements, except for the matters described in the following paragraphs.
In February 2020, the Committee adopted certain provisions of the Setting Every Community Up for Retirement Enhancement (SECURE Act) related to required minimum distributions and the limitation of life-time or "stretch" distributions to remain compliant under the applicable laws and regulations. Participants should consult the Plan document or SPD for additional information.
The Coronavirus 2019 (COVID-19) pandemic, which emerged in China at the end of 2019 and has since spread around the world, could materially and adversely affect the Plan, its operations, and its performance. The severe measures imposed by governments to slow the spread of COVID-19, including stay-at-home orders, social distancing, and various other orders and guidelines, have adversely impacted the global economy and the financial markets generally. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law, which provides, among other things, plan, plan sponsor, and participant relief. The Committee agreed to implement the provisions of the CARES Act that relate to the Plan, and key features of the CARES Act could have a significant effect on the operations of the Plan.
The CARES Act waives the required minimum distribution rules for 2020 with respect to certain defined contribution plans, including the Plan, and allows participants with loans due in 2020, who have been negatively impacted by COVID-19, to delay loan repayments for one year. Additionally, the CARES Act provides for significant changes to the rules governing loans and distributions. The CARES Act permits plan sponsors to increase the maximum participant loan limit under a qualified employer plan, including the Plan, for the 180-day period beginning on March 27, 2020, with respect to participants negatively impacted by COVID-19. Loan limits may be increased to the lesser of $100,000 or 100% of a participant's vested account balance through September 22, 2020. In addition, participants negatively impacted by COVID-19 may now withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.
Given the continuing evolution of the COVID-19 pandemic and the global response to curb its spread, the Plan is unable to estimate the impact of the COVID-19 pandemic on its operations and net assets for fiscal year 2020.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan (2)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
2019	$1,657	$—	$—	$—
2018	—	1,928	—	—
(2) Amount does not include participant loan repayments.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Plan Interest in the Kennametal Inc. Master Trust	Master Trust	**	$613,902,062

*	PARTICIPANT LOANS	Interest rates from 4.25% to 10.00%	$—	$10,506,598
	*	- Designates party-in-interest as defined by ERISA
	**	- Cost omitted for participant directed accounts

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

Date: June 16, 2020	By:	/s/ Gil Ruth
Gil Ruth
Plan Administrator